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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 66743

REPORT FOR THE PERIOD BEGINNING_____ 1/1/2008 _____ AND ENDING_____ 12/31/2008 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Financial Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

8295 242nd Street

(No. and Street)

Forest Lake	MN	55025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Opsahl   (651) 462-3055

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer, PLLP

(Name – *if individual, state last, first, middle name*)

7800 Metro Parkway, Suite 200	Minneapolis	MN	55425
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

TH
3/25

OATH OR AFFIRMATION

I, ___Thomas Opsahl_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Capstone Financial Group, Inc._____ , as of ___December 31_____ , 20 08 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DEBRA ANN SHEAREN
Notary Public
Minnesota
My Commission Expires January 31, 2010

_____
Signature

_____
Notary Public

CEO
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CAPSTONE FINANCIAL GROUP, INC.
(AN S CORPORATION)

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS



Boyum ✦ Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Capstone Financial Group, Inc.
Forest Lake, MN 55025

We have audited the accompanying balance sheets of Capstone Financial Group, Inc. as of December 31, 2008 and 2007, and the related statements of income, stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Capstone Financial Group, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 25, 2009

-1-

CAPSTONE FINANCIAL GROUP, INC.

BALANCE SHEETS

DECEMBER 31,	2008	2007
ASSETS		
CASH AND CASH EQUIVALENTS	$ 104,076	$ 28,891
ACCOUNTS RECEIVABLE	4,037	715
PREPAID EXPENSES	1,324	2,119
PROPERTY AND EQUIPMENT, net	4,595	3,130
Total assets	**114,032**	**34,855**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 554	$ 618
Accrued expenses	8,564	8,888
Total liabilities	**9,118**	**9,506**
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorizes		
4,000 shares issued and outstanding	92,800	92,800
Retained earnings (deficit)	12,114	(67,451)
Total stockholders' equity	**104,914**	**25,349**
Total liabilities and stockholders' equity	$ **114,032**	$ **34,855**

The Notes to Financial Statements are an integral part of these statements.

-2-

CAPSTONE FINANCIAL GROUP, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,	2008	2007
	Amount	Amount
REVENUES	$ 407,152	$ 64,109
EXPENSES		
Commissions	128,800	-
Payroll and related payroll taxes	80,643	29,753
Other administrative expenses	72,046	25,719
Total expenses	**281,489**	**55,472**
Income (loss) from operations	125,663	8,637
OTHER INCOME (EXPENSE)		
Interest income	1,902	835
Total other income	**1,902**	**835**
Net income	$ **127,565**	$ **9,472**

The Notes to Financial Statements are an integral part of these statements.

CAPSTONE FINANCIAL GROUP, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock Shares	Common Stock Amount	Retained Earnings	Stockholders' Equity
Balance at December 31, 2006	**4,000**	**$ 93,800**	**$ (76,923)**	**$ 16,877**
Paid-In Capital	-	(1,000)	-	(1,000)
Net Income			9,472	9,472
Balance at December 31, 2007	**4,000**	**92,800**	**(67,451)**	**25,349**
Stockholder Distributions	-	-	(48,000)	(48,000)
Net Income	-	-	127,565	127,565
Balance at December 31, 2008	**4,000**	**$ 92,800**	**$ 12,114**	**$ 104,914**

The Notes to Financial Statements are an integral part of these statements.

CAPSTONE FINANCIAL GROUP, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 127,565	$ 9,472
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	1,319	1,097
Changes in operating assets and liabilities:		
Accounts receivable	(3,322)	(715)
Prepaid expenses	795	3,101
Accounts payable	(64)	(1,197)
Accrued expenses	(324)	3,640
Net cash provided (used) by operating activities	**125,969**	**15,398**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,784)	-
Net cash used by financing activities	**(2,784)**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions	(48,000)	(1,000)
Net cash used by financing activities	**(48,000)**	**(1,000)**
Increase in cash	75,185	14,398
Cash, beginning of year	28,891	14,493
Cash, end of year	**$ 104,076**	**$ 28,891**

The Notes to Financial Statements are an integral part of these statements.

Note 1. Summary of Significant Accounting Policies

Nature of business:

Capstone Financial Group, Inc. (the Company) was incorporated January 25, 1989. The Company is a national source for Tenant-in Common (TIC) real estate. The typical transaction involves an Internal Revenue Code (IRC) Section 1031 Exchange into one of the TIC properties in the Company's inventory of current offerings. As required under Section 1031, client funds are held in escrow with a qualified intermediary until the closing on the new replacement property. Commissions are paid to the Company after settlement of the 1031 Exchange. The Company is also approved by the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD), to sell general securities.

The company is registered as a broker dealer under the Securities Exchange Act of 1934 and is a member of the FINRA. The Company became a registered broker dealer on April 25, 2005.

Cash:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Property and equipment:

Property and equipment are being depreciated using straight-line and accelerated methods over their estimated useful lives of 5 to 7 years.

Revenues:

The company's revenues during December 31, 2008 and 20072008 derived from commissions, administrative fees and private placement revenue. Commissions revenue are recognized on a trade date basis.

Income taxes:

The Company, with stockholders' consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax returns of the stockholders of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. **(Continued)**

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronoucements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *"Fair Value Measurements"*. This Statement defines fair value and expands disclosures about fair value measurements. These methods will apply to other accounting standard that use fair value measurements and may change the application of certain measurements used in current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and liabilities. For nonfinancial asses and liabilities, the effective date is the beginning of fiscal year 2010, except items that are recognized or disclosed on a recurring basis (at least annually). The adoption of SFAS 157 did not have a material effect on the Company's financial statements.

Note 2. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2008 and 2007:

	2008	2007
Equipment and furniture	$ 16,441	$ 13,657
Vehicles	35,933	35,933
Total property and equipment	52,374	49,590
Less: Accumulated depreciation	(47,779)	(46,460)
Property and equipment, net	$ 4,595	$ 3,130

Depreciation expense was $1,319 and $1,097 for the years ended December 31, 2008 and 2007, respectively.

Note 3. Net Capital Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2008, the Company had a net capital of $93,206 which was $88,206 in excess of its required net capital of $5,000. The Company's net capital ratio was .098 to 1 at December 31, 2008.

Differences existed between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2008 FOCUS filing. See reconciliation of net capital presented on page 8. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

CAPSTONE FINANCIAL GROUP, INC.

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2008

Total stockholders' equity			$ 104,914
Deduction and/or charges:			
Non-allowable assets:			
Accounts receivable and work in process, net	$	4,037	
Other assets		1,324	
Property and equipment, net		4,595	9,956
Net capital before haircuts on securites owned			94,958
Haircuts on securities positions			1,752
Net capital			93,206

AGGREGATE INDEBTEDNESS

Total liabilities from balance sheet		9,118

REQUIRED NET CAPITAL

NASD required N.C. (6.67% Aggr. Ind.)			
or $5,000 whichever is greater	$	5,000	
SEC early warning requirement (120% Required N.C.)		6,000	
Required net capital			5,000

EXCESS NET CAPITAL

Net capital	$	93,206	
Required net capital		5,000	
Excess net capital			$ 88,206

AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO

Aggregate indebtedness	$	9,118	
Net capital		93,206	
Ratio			0.098 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in the Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2008	$ 96,849
Nonallowable assets reported as allowable:	
Accounts receivable and work in process, net	(3,642)
Rounding	(1)
Net Capital per above	$ 93,206



Boyum & Barenscheer PLLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
Capstone Financial Group, Inc.
Forest Lake, Minnesota

In planning and performing our audit of the financial statements of Capstone Financial Group, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America , we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capstone Financial Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer, PLLP

Minneapolis, Minnesota
February 25, 2009